[redacted]

BB 3/1 *

SEC Mail Processing Section
FEB 26 2010
Washington, DC
110

SECU 10027507 SION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52558

8-52558

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: M.S. Howells & Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20555 North Pima Road, Suite 100
(No. and Street)

Scottsdale	AZ	85255
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Howells 480-563-2000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP
(Name – *if individual, state last, first, middle name*)

5251 S Quebec St Suite 200	Greenwood Village	CO	80111
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/4

OATH OR AFFIRMATION

I, Mark Howells, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of M.S. Howells & Co., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Principal

Title

Patricia A. Pierce
NOTARY PUBLIC - ARIZONA
MARICOPA COUNTY
My Commission Expires
October 11, 2012

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*
A statement of financial condition has been filed for public use, please give this report confidential treatment.

M.S.Howells & Co.

STATEMENTS OF FINANCIAL CONDITION

YEARS ENDED DECEMBER 31, 2009 AND 2008

The report is filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a **PUBLIC DOCUMENT**.

M.S. HOWELLS & CO.

TABLE OF CONTENTS

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors of
M.S. Howells & Co.

We have audited the accompanying statements of financial condition of M.S. Howells & Co. (the "Company") as of December 31, 2009 and 2008, that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statements of financial condition referred to above presents fairly, in all material respects, the financial position of M.S. Howells & Co. as of December 31, 2009 and 2008 in conformity with accounting principles generally accepted in the United States of America.

Spicer Jeffries LLP

Greenwood Village, Colorado
February 9, 2010

M.S. HOWELLS & CO.

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2009 AND 2008

ASSETS	2009	2008
Cash and cash equivalents	$ 284,548	$ 695,498
Commissions receivable	316,195	442,009
Deposit with clearing broker	200,700	200,752
Due from clearing brokers	394,506	68,823
Securities owned, at fair value (Notes 1 and 6)	-	162,034
Furniture, equipment and leasehold improvements, net of accumulated depreciation of $410,265 and $371,574	27,679	52,064
Other assets	59,032	41,052
Total assets	**$ 1,282,660**	**$ 1,662,232**
LIABILITIES AND SHAREHOLDER'S EQUITY		
LIABILITIES:		
Accounts payable and accrued expenses	$ 169,794	$ 192,454
Accrued soft dollar credits (Note 4)	655,849	585,776
Commissions payable	31,318	82,643
Obligations payable under capital leases	-	26,967
Total liabilities	856,961	887,840
COMMITMENTS AND CONTINGENCIES (Notes 2 and 5)		
SHAREHOLDER'S EQUITY (Note 3):		
Common stock, $0.01 par value, authorized 3,000 shares, 1,354 shares issued and outstanding	14	14
Additional paid-in capital	1,345,701	1,694,394
(Deficit)	(920,016)	(920,016)
Total shareholder's equity	425,699	774,392
Total liabilities and shareholder's equity	**$ 1,282,660**	**$ 1,662,232**

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

M.S. Howells & Co. (the "Company") was incorporated in Delaware on April 11, 2000 and is a securities broker-dealer serving primarily institutional investors.

The Company records securities transactions and related revenue and expenses on a trade-date basis.

The Company, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by Jefferies & Company, Inc. and Goldman Sachs Execution & Clearing, L.P. (collectively the "clearing broker"), on a fully disclosed basis. The Company's agreement with its clearing broker provides that as clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act"). The clearing broker also performs all services customarily incident thereon, including the preparation and distribution of customer's confirmations and statements and maintenance margin requirements under the Act and the rules of the Self Regulatory Organizations of which the Company is a member.

The Company provides for depreciation of furniture and equipment on the straight-line method based on estimated lives of the assets ranging from four to seven years. Leasehold improvements are amortized over the life of the lease.

For purposes of the statement of cash flows, the Company considers all demand deposits and money market funds to be cash equivalents.

Certain prior year amounts have been reclassified to conform to the current year classifications.

The Company is recognized as an S-Corporation by the Internal Revenue Service, therefore the Company's shareholders are liable for federal and state income taxes on the Company's taxable income.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The Company's financial instruments, including cash, commissions receivable, deposits with and due from clearing broker, receivables, other assets, accounts payable, commissions payable and accrued expenses are carried at amounts that approximate fair value due to the short-term nature of the instruments. Securities owned are valued at market value using quoted market prices.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Securities Inventory

The Company adopted the provisions of Accounting Standards Codification 820 – *Fair Value* ("ASC820"). Under ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. ASC820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumption about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

> Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and blockage discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.
>
> Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.
>
> Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors, including the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined by the lowest level input that is significant to the fair value measurement.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

The Company values its securities that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year. Changes in fair value is reflected in the Company's statement of operations.

NOTE 2 - COMMITMENTS AND RELATED PARTY TRANSACTIONS

The Company leases office space and equipment under various operating leases expiring through 2010. Future minimum lease payments under the noncancellable leases as of December 31, 2009 are as follows:

Year	Amount
2010	$ 117,411
2011	27,482
2012	311
	$ 145,204

For the years ended December 31, 2009 and 2008, total rental expense for operating leases was $282,179 and $284,807 respectively.

During the years ended December 31, 2009 and 2008, the Company generated approximately $11,000 in commission revenue from transactions with related parties.

An affiliated company performed various services for the Company for which the Company paid $16,200 during 2009.

NOTE 3 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2009, the Company had net capital and net capital requirements of $320,297 and $100,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 2.68 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 4 - SOFT DOLLAR CREDITS

The Company has negotiated soft dollar arrangements with various investment managers whereby a portion of the brokerage commissions earned by the Company are used to cover certain costs of research and various services. The Company has the ability to reject any costs or expenses submitted by the investment managers. Soft dollar balances may also be remitted directly back to the respective fund or account that generated the soft dollars.

NOTE 5 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONTINGENCIES

In the normal course of business, the Company's client activities ("clients") through its clearing broker involve the execution, settlement and financing of various client securities transactions. These activities may expose the Company to off-balance sheet risk. In the event the client fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the client's obligations.

The Company bears the risk of financial failure by its clearing broker. If the clearing broker should cease doing business, the Company's deposit and receivable from this clearing broker could be subject to forfeiture.

NOTE 6 - FAIR VALUE MEASUREMENTS

The Company's assets recorded at fair value have been categorized based upon a fair value hierarchy in accordance with ASC 820. See Note 1 for a discussion of the Company's policies.

The following table presents information about the Company's assets measured at fair value as of December 31, 2008:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2008
Securities owned				
Common stock, at fair value	$ 138,184	$ -	$ -	$ 138,184
Options, at fair value	23,850	-	-	23,850
	$ 162,034	**$ -**	**$ -**	**$ 162,034**

NOTES TO FINANCIAL STATEMENTS
(concluded)

NOTE 7 – SUBSEQUENT EVENTS

During January 2010, the Company signed a letter of intent to sell substantially all of the Company's assets.

The Company has performed an evaluation of subsequent events thought February 9, 2010, which is the date the financial statements were available to be issued. The evaluation did not result in any additional subsequent events that required disclosures an/or adjustments.